EXHIBIT 99.1

Yamana Enters Into Arrangement Agreement With Agnico and Pan American and Announces Change of Recommendation

TORONTO, Nov. 08, 2022 (GLOBE NEWSWIRE) -- Yamana Gold Inc. (TSX: YRI, NYSE: AUY, LSE: AUY) (“Yamana” or the “Company”) announced today that the Company has entered into an arrangement agreement with Agnico Eagle Mines Limited (“Agnico”) and Pan American Silver Corp. (“Pan American”) for the acquisition by Pan American of all of the issued and outstanding common shares of the Company and the sale by Yamana of certain subsidiaries and partnerships which hold Yamana’s interests in its Canadian assets, including the Canadian Malartic mine, to Agnico, all by way of a proposed plan of arrangement (the “Agnico - Pan American Arrangement Agreement”).

The terms of the Agnico - Pan American Arrangement Agreement remain the same as previously announced by the Company on November 4, 2022 (the “Agnico – Pan American Transaction”) and found in the related press release.

The Agnico - Pan American Arrangement Agreement was entered into following the waiver by Gold Fields Limited (“Gold Fields”) of its 5 business day matching right and response period under the arrangement agreement entered into between the Company and Gold Fields on May 31, 2022 (the “Gold Fields Arrangement Agreement”).

The Board of Directors of the Company (the “Board”) has changed its recommendation with respect to the pending transaction with Gold Fields (the “Gold Fields Transaction”) pursuant to the Gold Fields Arrangement Agreement and now unanimously recommends that Yamana shareholders vote against the Gold Fields Transaction at the special meeting of Yamana shareholders (the “Yamana Meeting”) to be held to consider the Gold Fields Transaction. The Yamana Meeting is scheduled to be held at 10:00 am (Toronto time) on Monday, November 21, 2022.

The Board has unanimously determined in good faith, after consultation with its outside financial and legal advisors, and upon the unanimous recommendation of the special committee of independent directors of the Board, that the Agnico – Pan American Transaction is a “Yamana Superior Proposal” in accordance with the terms of Gold Fields Arrangement Agreement.

The Agnico - Pan American Arrangement Agreement, as a “Permitted Acquisition Agreement” under the Gold Fields Arrangement Agreement, will become effective upon the Gold Fields Arrangement Agreement not being approved by Yamana shareholders at the Yamana Meeting unless Gold Fields elects to terminate the Gold Fields Arrangement Agreement before then.

A copy of the Agnico - Pan American Agreement will be filed on the SEDAR profile of the Company concurrently with the related material change report.

Advisors and Counsel

The special committee of the Board has retained Scotiabank as financial advisor. Norton Rose Fulbright Canada LLP is acting as legal counsel to the special committee of the Board. Yamana has retained Stifel GMP and Canaccord Genuity Corp. as financial advisors. Cassels Brock and Blackwell LLP are acting as Canadian legal counsel to Yamana, and Paul, Weiss, Rifkind, Wharton & Garrison LLP is acting as United States legal counsel.

About Yamana

Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7974 201 715 / +44 203 727 1000

This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Agnico Pan American Transaction, the completion of the Gold Fields Transaction or the Agnico – Pan American Transaction, the possible termination of the Gold Fields Arrangement Agreement, the occurrence of the effectiveness of the Agnico - Pan American Arrangement Agreement; whether Gold Fields will terminate the Gold Fields Arrangement Agreement prior to the Yamana Meeting; whether the Gold Fields Transaction will be approved at the Yamana Meeting; the requirement and timing of the US$300 million termination fee payable by Yamana to Gold Fields; and the filing of the Pan American-Agnico Agreement and related material change report on the SEDAR profile of Yamana. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include transaction risks, risks relating to the completion of the transactions with Gold Fields or Agnico and Pan American, including receipt of all necessary regulatory, court and securityholder approvals in connection with the transaction with Gold Fields or Agnico and Pan American, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements.